NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	March 17, 2021

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2020

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that the Company has released the audited consolidated financial statements and Management Discussion and Analysis for the year ended December 31, 2020.

The audited year end financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

Year ended December 31	2020	2019	2018
Revenues	$11,149,130	$20,550,682	$12,716,596
Gross profit	$4,792,678	$9,582,879	$5,287,216
Gross profit margin	43%	47%	42%
Operating expenses	$5,768,476	$6,087,357	$4,955,448
Taxes	$248,992	$99,077	$(251,164)
Net income (loss)	$(1,307,890)	$3,334,043	$194,453
Basic and diluted earnings (loss) per share	$(0.03)	$0.07	$0.00
Non-cash expenses	$1,436,209	$899,296	$808,011
EBITDA	$366,157	$4,233,339	$1,002,464
Common shares outstanding	47,170,086	47,170,086	47,170,086

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2020 the Company had cash on deposit in the amount of $1,049,049, accounts receivable of $535,659, prepaid expenses of $162,739 and inventory of $5,462,532 compared to cash on deposit in the amount of $4,418,236, accounts receivable of $1,824,563, prepaid expenses of $96,627 and inventory of $3,394,192 as at December 31, 2019.

The Company has accrued income tax payable of $91,566 as at December 31, 2020 compared to income tax payable of $71,341 as at December 31, 2019.

The working capital position of the Company as at December 31, 2020 was $6,251,893 compared to $7,937,873 as at December 31, 2019.  Most of the Company's working capital as at December 31, 2020 was comprised of inventories to service future deliveries hence, the Company's available cash reserves for operations were becoming depleted.  Given COVID-19 economic uncertainties new equity capital was secured subsequent to year end.  On March 4, 2021 the Company completed a private placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 per common share on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement was entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Net assets of the Company remained steady at $10,960,923 as at December 31, 2020 compared to $11,845,275 as at December 31, 2019.  The Company had no interest-bearing long-term liabilities or debt as at December 31, 2020.

OUTLOOK

The COVID-19 pandemic delivered a powerful economic setback for Kelso in 2020 as COVID-19 reshaped the business dynamics of the rail tank car industry.  Given the unprecedented challenges of the pandemic, the Company's main focus is the containment of negative impacts on the Company's business model and the protection of the Company's key productive assets.  The Company is concentrating on preparedness for post-pandemic normalization, scheduled product development and readiness for a strong restart of business growth.

Financial performance in 2020 suffered due to a 46% decline in sales activity over the prior year however, operating expenses were reduced by 5% which allowed Kelso to stay cash flow positive (net of non-cash items).  This economic decline clearly highlighted the seriousness of the potential threat to the Company's business survival.  The OEM rail tank car producers went into hibernation in April 2020 and have yet to return in a meaningful way.  However, the retrofit and repair business remained open allowing the continuation of the Company's operations.

Industry analysts (Freight Transportation Research ("FTR") Associates) anticipate that the OEM producers will manufacture approximately 8,800 new tank cars in 2021.  In addition, significant retrofits are being evaluated to address the pending 2023 ethanol regulations as the ethanol industry plans for the appropriate post 2023 fleet size.  New tank car demand is expected to grow to 14,800 tank cars in 2022 and 19,100 tank cars in 2023.  The anticipated upswing in new build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

Based on R&D results to date, the Company's KXI Suspension System, operated through the Company's wholly-owned subsidiary KIQ X Industries Inc.  ("KIQ"), has moved from a design "concept" half-ton vehicle to a more robust Heavy-Duty ("HD") host vehicle that is greater than 10,000 lbs.  The HD platform represents a much larger and more accessible commercial market opportunity to pursue.  This change in strategic direction is expected to reduce R&D costs as HD vehicles feature better transmissions, diesel options, payload capacity and tougher durability.  Going forward the Company will rely on the engineering group that includes professional automotive engineers, software specialists and regulatory experts engaged by KIQ.  The Company's main objective is to ensure the KXI Suspension System provides complete compliance with all federal standards and regional regulations including warranty support from the Company and host vehicle OEMs.  Kelso will push toward final pre-production HD design specifications in 2021 and pilot production and sales in 2022.

The Company will continue the development of promising new products despite rising uncertainties and economic disruptions.  In the heavily regulated transportation industry, the Company's R&D projects are complex and expensive.  Timing of regulatory approvals and new revenue streams remains unpredictable and certainly not guaranteed to develop at all.  Management continues to assess research discoveries, new product viability, tighter budget restrictions and market potential of all of the Company's R&D programs and adjusts strategic plans as part of the Company's R&D risk management.

Operationally the Company still falls within the exemptions for businesses that provide essential products and workforces that carry out critical manufacturing.  The Company's facilities in Bonham, Texas remains open and Management is committed to the health, welfare and safety of the Company's employees, business partners and communities where the Company operates.  Management maintains full adherence to all COVID-19 measures put in place by applicable government authorities.

The Company has deployed capital resources sensibly to maintain financial health and liquidity during the pandemic.  The Company's working capital remained at a healthy level although much of this is invested in inventories to service future deliveries.  The financial capital secured subsequent to December 31, 2020 is expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

Returning to pre-pandemic business volumes is expected to happen slowly.  The Company's future business prospects over the next three years are encouraging despite the current uncertainties.  The Company is ready to service customer needs when the pandemic subsides, and rail tank car activities are driven with new demand.  With no interest-bearing long-term debt to service, replenished capital reserves, broader sales prospects from a larger product portfolio, Kelso is working to exit the pandemic crisis with much stronger financial performance.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model) and write off of assets.  EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is prepared for post-pandemic normalization and ready for a strong restart of business growth when all is clear of COVID-19; that the OEM rail tank car producers projections of new tank car and retrofits will be realized;  that the anticipated upswing in new build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations;  that the Company's KXI engineering group can complete compliance to all federal standards and regional regulations including warranty support from the Company and host vehicle OEMs and push toward final pre-production HD design specifications in 2021 and pilot production and sales in 2022;  that the financial capital secured subsequent to December 31, 2020 is expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future;  that we will continue with new product development;  and that broader sales prospects from a larger product portfolio will allow Kelso to exit the pandemic crisis with much stronger financial performance.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the effects of COVID-19 may last much longer than expected delaying business orders from OEM customers;  tank car producers may produce and retrofit fewer than expected cars and even if they meet expectations, they may not purchase the Company's products for many of the cars;  new equity may not be adequate enough to fund future operations as intended;  that regulatory compliance may be delayed or cancelled;  the Company's products may not provide the intended economic or operational advantages;  or reduce the potential effects of human error and environmental harm during the transport of hazardous materials;  or grow and sustain anticipated revenue streams;  the Company's new rail and automotive products may not receive regulatory certification;  customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com